Premier Oil Field Services, Inc.

270 Southern Drive
Royce City, Texas 75819-5704

January 3, 2011

Ms. Anne Parker
Mr. Parker Morrill
Mr. Don Delaney
Mr. Chris White
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Premier Oil Field Services, Inc.
Form S-1
File No.: 333-168089

Dear Mr. Parker, Owings, Mr. Merrill, Mr. Delaney and Mr. White:

Pursuant to Rule 461(a) of the Securities Act of 1933, the undersigned hereby requests acceleration of the effective date of the Registration Statement filed on Form S-1 to Friday, January 7, 2011 at 9:00 a.m., eastern standard time, or as soon thereafter as practicable.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/  Lewis Andrews
Lewis Andrews
President